

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 6, 2024

Brian Thomas, Ph.D.
Chief Executive Officer
Metagenomi, Inc.
5959 Horton Street, 7th Floor
Emeryville, CA 94608

>**Re: Metagenomi, Inc.**
>**Amendment No. 2 to Registration Statement on Form S-1**
>**Filed February 5, 2024**
>**File No. 333-276413**

Dear Brian Thomas:

We have reviewed your amended registration statement and have the following comment.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Registration Statement on Form S-1

Use of Proceeds, page 94

1. We note that you intend to fund continued research and development of your therapeutic portfolio including preclincial studies and advancement through preclinical proof-of-concept, and at least two IND filings for "certain" of your preclinical programs with the proceeds from this offering. Please clarify if the continued research and development will be allocated evenly across all of your programs and if you have determined which of your preclinical programs you will fund with the proceeds from this offering. To the extent these programs are known, please also revise to disclose them in your Use of Proceeds section. If you have not determined which preclincial programs you will fund with proceeds from the offering, please explain how you will determine which programs to fund.

Please contact Jenn Do at 202-551-3743 or Angela Connell at 202-551-3426 if you have questions regarding comments on the financial statements and related matters. Please contact

Tyler Howes at 202-551-3370 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Edwin M. O'Connor, Esq.